

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2026

John Gillard
Chief Executive Officer
Trinity Biotech PLC
IDA Business Park
Bray, County Wicklow,
A98 H5C8, Ireland

>   **Re: Trinity Biotech PLC**
>   **Registration Statement on Form F-1**
>   **Filed February 25, 2026**
>   **File No. 333-293717**

Dear John Gillard:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mary W. Brown, Esq.